Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

As confidentially submitted to the U.S. Securities and Exchange Commission on April 17, 2023. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission, and all information herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GE HealthCare Technologies Inc.

(Exact name of registrant as specified in its charter)

Delaware	3844	88-2515116
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

500 W. Monroe Street

Chicago, IL

60661

833-735-1139

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frank R. Jimenez, Esq.

500 W. Monroe Street

Chicago, IL

60661

833-735-1139

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated                 , 2023

GE HealthCare Technologies Inc.

Up to 90,331,302 Shares

Common Stock

This prospectus relates to the offer and sale of up to 90,331,302 shares of our common stock, par value $0.01 per share (the “common stock”). All of these shares of our common stock are currently held by General Electric Company (“GE”). We are registering such shares under the terms of a Stockholder and Registration Rights Agreement between us and GE.

Our common stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “GEHC.” On                 , 2023, the closing price of our common stock as reported on Nasdaq was $                 per share.

The shares of our common stock registered hereby may be offered and sold by GE through one or more underwriters or broker-dealers (or affiliates thereof). GE may also exchange shares of our common stock for certain indebtedness of GE held by a debt-for-equity exchange party (as defined herein), which debt-for-equity exchange party may offer for sale shares of our common stock acquired pursuant to such debt-for-equity exchange pursuant to a prospectus supplement. References herein to the selling stockholder shall refer to GE or a debt-for-equity exchange party, as applicable.

If the shares of our common stock are sold by a selling stockholder through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.

At the time the selling stockholder offers shares registered by this prospectus, we will provide a prospectus supplement, if required, that will contain specific information about the terms of the offering and that may add to or update the information in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 5 and any risk factors described in any accompanying prospectus supplement, as well as the risk factors and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2022, which are incorporated by reference into this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                , 2023.

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholder may, from time to time, offer and sell, in one or more offerings, shares of our common stock.

At the time the selling stockholder offers shares of our common stock registered by this prospectus, if required, we will provide a prospectus supplement that will contain specific information about the terms of the offering and that may add to or update the information in this prospectus or incorporated by reference in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read this prospectus, the information incorporated by reference into this prospectus and any applicable prospectus supplement as well as any post-effective amendments to the registration statement of which this prospectus forms a part before you make any investment decision.

The rules of the SEC allow us to incorporate information by reference into this prospectus. This information incorporated by reference is considered to be part of this prospectus. See “Incorporation by Reference.” You should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We are responsible for the information incorporated by reference or contained in this prospectus, any applicable prospectus supplement or in any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the selling stockholder has authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC and we take no responsibility for any other information that others may give you. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, operating results or financial condition may have changed since such date.

Unless the context otherwise requires, references in this prospectus to the “Company,” “GE HealthCare,” “we,” “us” and “our” refer to GE HealthCare Technologies Inc. and its direct and indirect subsidiaries.

i

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

TRADEMARKS AND COPYRIGHTS

“GE HealthCare” and the GE Monogram Logo are trademarks of GE. Logos, trademarks, service marks, trade names, and copyrights referred to or incorporated by reference in this prospectus belong to us or are licensed for our use. Solely for convenience, we refer to our intellectual property assets in this prospectus without the ™, ®, and © symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our intellectual property assets. Other logos, trademarks, service marks, trade names, and copyrights referred to or incorporated by reference in this prospectus are the property of their respective owners.

INDUSTRY INFORMATION

This prospectus contains or incorporates by reference various historical and projected information concerning our industry, the markets in which we participate, and our positions in these markets. Some of this information is from industry publications and other third-party sources, and other information is from our own analysis of data received from these third-party sources, our own internal data, and market research that our management team commissions for our own evaluations and planning. All of this information involves a variety of assumptions, limitations and methodologies and is inherently subject to uncertainties, and therefore you are cautioned not to give undue weight to these estimates.

ii

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before you decide to invest in our common stock, you should carefully read the entire prospectus and the documents incorporated by reference herein, including the sections titled “Risk Factors” in this prospectus and any documents incorporated by reference herein. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

Introduction

GE HealthCare is a leading global medical technology, pharmaceutical diagnostics, and digital solutions innovator. We have approximately 50,000 employees dedicated to our mission to create a world where healthcare has no limits. We operate at the center of the healthcare ecosystem, enabling precision care by increasing health system capacity, enhancing productivity, digitizing healthcare delivery, and improving clinical outcomes while serving patients’ demand for greater efficiency, access, and personalized medicine. Our products, services, and solutions enable clinicians to make more informed decisions quickly and efficiently, improving patient care from diagnosis to therapy to monitoring. We have more than 125 years of experience and one of the strongest reputations in the global healthcare industry, built from our demonstrated record of delivering industry-defining innovation. This is complemented by our broad service capabilities and dedication to quality and integrity with a strong operational culture, deeply embedded in lean continuous improvement.

We generate revenue from the sale of medical devices, single-use and consumable products, service capabilities, and digital solutions. Precision care is expected to drive continued demand and opportunity for novel technologies and future innovation, as healthcare providers and researchers seek new solutions and tools for managing existing and new care pathways. The pursuit of precision care opportunities significantly expands our served industries to include integrated diagnostics, artificial intelligence and machine learning-based clinical decision support, highly personalized therapies enabled by more precise diagnostics, and remote patient monitoring. The scale and breadth of our portfolio, combined with our innovation capabilities, position us to be a leading enabler of precision care.

GE HealthCare has extensive reach throughout the global healthcare system for medical technology, pharmaceutical diagnostics, and digital solutions, underpinned by resilient, sustainable practices and products, and a commitment to growing access to care. We serve customers in more than 160 countries with a global team of 10,000 sales professionals, 8,300 field service engineers, and a network of 43 manufacturing sites across 17 countries.

Our customers are healthcare providers and researchers, including public, private, and academic institutions that comprise an estimated $87 billion global industry growing at a mid-single digit compound annual growth rate. We are organized into four business segments that are aligned with the industries we serve: Imaging, Ultrasound, Patient Care Solutions, and Pharmaceutical Diagnostics. Our portfolio of solutions addresses the biggest challenges facing healthcare providers and patients today, including helping to drive better patient outcomes and improved productivity for customers. These qualities foster strong trust, loyalty, and partnership with our global customer base.

GE HealthCare completed its spin-off from GE on January 3, 2023. On January 4, 2023, our common stock began regular-way trading on Nasdaq under the ticker symbol “GEHC.” See “The Spin-Off” and “Relationship with GE” below. Our corporate headquarters are in Chicago, Illinois.

1

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

The Spin-Off

On January 3, 2023, GE completed the previously announced spin-off of GE HealthCare Technologies Inc. (the “Spin-Off”). The Spin-Off was completed through a distribution of approximately 80.1% of the Company’s outstanding common stock to holders of record of GE’s common stock as of the close of business on December 16, 2022 (the “Distribution”). Prior to the Distribution, all of the shares of the Company’s common stock were held by GE. As a result of the Distribution, the Company became an independent public company.

Relationship with GE

Historically, we have relied on GE to manage certain aspects of our operations and provide us certain services, the costs of which have historically been either allocated or directly billed to us. Historical costs for such services may not necessarily reflect the actual expenses we would have incurred, or will incur, as an independent company. In connection with the Spin-Off, we entered into the Separation and Distribution Agreement with GE as well as other agreements with GE, including a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement, a Trademark License Agreement and Intellectual Property Cross License Agreements, as described in our 2022 Form 10-K (as defined herein). We are able to utilize GE’s services for a transitional period following the Spin-Off until we replace these services over time with services supplied either internally or by third parties. The expenses for the services we received from GE initially and then internally or by third parties may vary from the historical costs directly billed and allocated to us for the same services. We face challenges as we transition to becoming a stand-alone public company, including the establishment of new functions that were previously provided by GE. Addressing the needs that arise from becoming a stand-alone company requires significant resources, including time and attention from our senior management and others throughout the Company. For additional information regarding the Separation and Distribution Agreement and such other agreements, please refer to the sections entitled “Risk Factors—Risks Relating to Our Recent Spin-Off from GE” included in our 2022 Form 10-K, which is incorporated by reference into this prospectus and “Related Person Transactions and Other Information” incorporated by reference from our proxy statement filed on April 5, 2023 (the “2023 proxy statement”) into our 2022 Form 10-K, which is incorporated by reference into this prospectus. We continue to monitor potential separation dis-synergies, as we may lose the benefit of the scale and buying power of GE, and we anticipate incurring one-time costs associated with creating our own capabilities.

Our Corporate Information

GE HealthCare Technologies Inc. was formed on May 16, 2022 to serve as a holding company for GE’s healthcare business in connection with the Spin-Off. Our corporate headquarters is located at 500 W. Monroe Street, Chicago, Illinois 60661, and our telephone number is 833-735-1139. Our website address is www.gehealthcare.com. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

2

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

THE OFFERING

Common stock offered by the selling stockholder	Up to 90,331,302 shares of our common stock

Use of proceeds	All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling stockholder. We will not receive any proceeds from such sale. See “Use of Proceeds.”

Selling stockholder	GE or a debt-for-equity exchange party.

In connection with any sales of shares of our common stock pursuant to the registration statement of which this prospectus forms a part, GE may exchange up to 90,331,302 shares of our common stock for certain indebtedness of GE held by one or more of the underwriters or broker-dealers (or affiliates thereof), which we would refer to, in such role, as the “debt-for-equity exchange party.” In the event that a debt-for-equity exchange party is offering for sale shares of our common stock acquired pursuant to a debt-for-equity exchange, we will name such debt-for-equity exchange party as a selling stockholder in a prospectus supplement, and references to the “selling stockholder” shall apply to a debt-for-equity exchange party. GE may also be deemed a selling stockholder in such an offering solely for U.S. federal securities laws purposes.

See “Selling Stockholder.”

Plan of distribution (Conflicts of interest)	The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement.

GE may also exchange shares of our common stock for certain indebtedness of GE held by a debt-for-equity exchange party, which debt-for-equity exchange party may offer for sale shares of our common stock acquired pursuant to such debt-for-equity exchange pursuant to a prospectus supplement.

See “Plan of Distribution (Conflicts of Interest).”

Conflicts of interest

In the event that a debt-for-equity exchange party is offering for sale shares of our common stock acquired pursuant to a debt-for-equity exchange, such debt-for-equity exchange party named in any applicable prospectus supplement, which would act as an underwriter in the contemplated offering, would receive 5% or more of the net proceeds of such offering as the selling stockholder, and such debt-for-equity exchange party named in such prospectus supplement

3

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

would be deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, the contemplated offering would be conducted in compliance with the requirements of Rule 5121. The appointment of a “qualified independent underwriter” would not be required in connection with such an offering because a “bona fide public market,” as defined in Rule 5121, exists for our common stock. In accordance with FINRA Rule 5121, a debt-for-equity exchange party named in such prospectus supplement would not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

Risk factors	For a discussion of risks and uncertainties involved with an investment in our common stock, see “Risk Factors” beginning on page 5 and any risk factors described in any accompanying prospectus supplement, as well as the risk factors and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”), which is incorporated by reference into this prospectus.

Listing	Our common stock is listed on Nasdaq under the symbol “GEHC.”

Unless we indicate otherwise, all information in this prospectus is based on                  shares of our common stock outstanding as of                 , 2023, and excludes (i)                  shares of common stock reserved for issuance under the GE HealthCare 2023 Long-Term Incentive Plan and (ii)                  shares of common stock available for purchase under the GE HealthCare mirror long-term incentive plans.

4

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision with respect to our securities, we urge you to carefully consider the risks described in the “Risk Factors” section of our 2022 Form 10-K filed with the SEC and incorporated by reference into this prospectus. In addition, the following risk factors present material risks and uncertainties associated with this offering. The risks and uncertainties incorporated by reference into this prospectus or described below are not the only ones we face. Additional risks and uncertainties not presently known or which we consider immaterial as of the date hereof may also have an adverse effect on our business. If any of the matters discussed in the “Risk Factors” section of our 2022 Form 10-K and the following risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected, the market price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to the Offering

The trading market for our common stock has existed for only a short period following the Spin-Off. The price and trading volume of our common stock has been and may continue to be volatile and the value of an investment in our common stock could decline.

Prior to the Spin-Off, there was no public market for our common stock. An active trading market for our common stock commenced only recently following the Spin-Off and may not be sustainable. You may not be able to resell your shares of common stock at or above the price at which your shares were acquired. The market price and trading volume of our common stock has fluctuated substantially and may continue to do so due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	changes to the regulatory and legal environment in which we operate;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in the “Risk Factors” section in this prospectus and in our 2022 Form 10-K.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions could reduce the market price of shares of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

5

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

Future sales, or the perception of future sales, by the Company or its stockholders in the public market could cause the market price of our common stock to decline. GE currently owns 90,331,302 shares of our common stock. We are registering all of such shares on a registration statement on Form S-1, of which this prospectus forms a part, under the terms of a stockholder and registration rights agreement between us and GE. The sale of such shares in one or more offerings or any other future sales may also cause our stock price to decline.

Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with an offering made pursuant to this prospectus or otherwise, may cause the market price of our common stock to decline. Upon completion of any offering made pursuant to this prospectus, we will continue to have an aggregate of approximately                  shares of our common stock issued and outstanding. Shares will generally be freely tradeable without restriction or further registration under the Securities Act, except for shares owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. Shares held by “affiliates” may be sold in the public market if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. Further, on each of December 29, 2022 and February 15, 2023, we filed a registration statement on Form S-8 registering an aggregate of 48,558,928 shares of common stock underlying equity awards we have made and will make to our employees and certain other qualifying individuals, and the resale of those shares of common stock. We also plan to issue additional stock-based awards, including annual awards, new hire awards and periodic retention awards, as applicable, to our directors, officers, and other employees under our employee benefits plans as part of our ongoing equity compensation program. If equity securities granted under our long-term incentive plans are sold or it is perceived that they will be sold in the public market, the trading price of our common stock could decline substantially. These sales also could impede our ability to raise future capital.

GE currently owns 90,331,302 shares of our common stock. We are a party to a Stockholder and Registration Rights Agreement with GE, pursuant to which we agreed, upon request of GE, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock that it retains. We are filing the registration statement on Form S-1 of which this prospectus forms a part pursuant to a request from GE to register all 90,331,302 of the shares of our common stock held by GE. Sales by GE or others of a substantial number of shares after the distribution, or a perception that such sales could occur, could significantly reduce the market price of our common stock. See “Related Person Transactions and Other Information — Agreements with GE — Stockholder and Registration Rights Agreement” incorporated by reference from our 2023 proxy statement into our 2022 Form 10-K, which is incorporated by reference into this prospectus. Any disposition by GE of our common stock, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

None of the proceeds from the sale of shares of our common stock by the selling stockholder will be available to us to fund our operations.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder. The selling stockholder will receive all proceeds from the sale of such shares. Consequently, none of the proceeds from such sale by the selling stockholder will be available to us to fund our operations, capital expenditures, compensation plans or acquisition opportunities. See “Use of Proceeds.”

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we expect we will be required to file a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Our independent registered public accounting firm will also be required to express an opinion as to

6

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

the effectiveness of our internal control over financial reporting. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operated.

The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The obligations associated with being a public company require significant resources and management attention.

We are directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of Nasdaq. As a separate public company, we are required to, among other things:

•	prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules;

•	have our board of directors (the “Board”) and committees thereof, which comply with federal securities laws and rules and applicable stock exchange requirements;

•	maintain an internal audit function;

•	institute our own financial reporting and disclosure compliance functions;

•	establish an investor relations function;

•	establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

•	comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and Nasdaq.

These reporting and other obligations place significant demands on our management and our administrative and operational resources, and we face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred prior to the Spin-Off. Our investment in compliance with existing and evolving regulatory requirements may result in increased administrative expenses and a diversion of management’s time and attention from sales-generating activities to compliance activities, which could have an adverse effect on our business, financial position, results of operations and cash flows.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. We currently have four research analysts covering our common stock. If one or more of the analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts ceases coverage of our common stock or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our common stock price or trading volume to decline.

7

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement, the documents incorporated by reference into this prospectus, and other written or oral statements that we make from time to time contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “will,” “should,” “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. You should read this prospectus, and any accompanying prospectus supplement, as well as our 2022 Form 10-K, which is incorporated by reference herein, completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus, any accompanying prospectus supplement and the documents incorporated or deemed to be incorporated by reference herein or therein are qualified by these cautionary statements. In particular, information included in this prospectus, any accompanying prospectus supplement or the documents incorporated by reference into this prospectus under headings such as “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Any forward-looking statement speaks only as of the date on which it is made. Factors that could cause our actual results to differ materially from those described in our forward-looking statements include, but are not limited to:

•	operating in highly competitive markets;

•	the actions or inactions of third parties with whom we partner and the various collaboration, licensing, and other partnerships and alliances we have with third parties;

•	demand for our products, services, or solutions and factors that affect that demand;

•	management of our supply chain and our ability to cost-effectively secure the materials we need to operate our business;

•	disruptions in our operations;

•	changes in third-party and government reimbursement processes, rates, contractual relationships, and mix of public and private payers;

•	the ability to attract and/or retain key personnel and qualified employees;

•	the global COVID-19 pandemic and its effects on our business;

•	maintenance and protection of our intellectual property rights;

•	the impact of potential information technology, cybersecurity, or data security breaches;

•	compliance with the various legal, regulatory, tax, and other laws to which we are subject and related changes, claims, or actions;

•	ability to control increases in healthcare costs and any subsequent effect on demand for our products, services, or solutions;

•	the impact of potential product liability claims;

•	environmental, social, and governance matters;

•	our ability to successfully complete strategic transactions;

•	our ability to operate effectively as an independent, publicly traded company and achieve the benefits we expect from the Spin-Off; and

8

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

•	the incurrence of substantial indebtedness in connection with the Spin-Off and any related effect on our business.

These and other factors are more fully discussed in this prospectus, any accompanying prospectus supplement or the documents incorporated by reference into this prospectus under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Those cautionary statements are not exclusive and are in addition to other factors discussed elsewhere in this prospectus. Except as required by law, we assume no obligation to update or revise any forward-looking statements.

9

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

USE OF PROCEEDS

All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling stockholder. We will not receive any proceeds from such sale. The selling stockholder will be GE, a debt-for-equity exchange party, or a different selling stockholder as indicated in any prospectus supplement.

In the event that a debt-for-equity exchange party is offering for sale shares of our common stock acquired pursuant to a debt-for-equity exchange, such debt-for-equity exchange party named in any applicable prospectus supplement, which would act as an underwriter in the contemplated offering, would receive 5% or more of the net proceeds of such offering as the selling stockholder, and such debt-for-equity exchange party named in such prospectus supplement would be deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, the contemplated offering would be conducted in compliance with the requirements of Rule 5121. The appointment of a “qualified independent underwriter” would not be required in connection with such an offering because a “bona fide public market,” as defined in Rule 5121, exists for our common stock. In accordance with FINRA Rule 5121, a debt-for-equity exchange party named in such prospectus supplement would not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder. See “Plan of Distribution (Conflicts of Interest)”.

10

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

DIVIDEND POLICY

As an independent, publicly traded company, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount, and payment of future dividends to stockholders, if any, will fall within the discretion of the Board. Among the items we will consider when establishing a dividend policy will be the capital needs of GE HealthCare and opportunities to retain future earnings for use in the operation of our business and to fund future growth. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

11

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statement of income for the year ended December 31, 2022. Because the Spin-Off was completed on January 3, 2023, its effect is reflected in our unaudited condensed consolidated statement of financial position as of March 31, 2023 and in our condensed consolidated statement of income for the three months ended March 31, 2023 included in our Form 10-Q for the quarter ended March 31, 2023 (“Form 10-Q”), which is incorporated by reference into this prospectus. Accordingly, no pro forma condensed combined statement of financial position as of March 31, 2023 or statement of income for the three months ended March 31, 2023 is included in the following unaudited pro forma condensed combined financial statements.

The following unaudited pro forma condensed combined statement of income for the year ended December 31, 2022 (“2022 pro forma statement of income”), reflects adjustments to our historical audited combined statement of income for the year ended December 31, 2022, and gives effect to the Spin-Off and related transactions as if they had occurred on January 1, 2022, the beginning of our most recently completed fiscal year.

The 2022 pro forma statement of income has been prepared to reflect transaction accounting and autonomous entity adjustments to present the results of operations as if we were a separate stand-alone entity. In addition, we have provided a presentation of management adjustments that management believes are necessary to enhance an understanding of the pro forma effects of the transaction. The 2022 pro forma statement of income has been adjusted to give effect to the following (collectively, the “Pro Forma Transactions”):

•

the expected expense associated with the transfer of various GE assets and liabilities not included in our historical combined statements of financial position (including the transfer of certain pension and employee benefit obligations associated with our active, retired, and other former employees from GE);

•

the post-Spin-Off capital structure, including; (i) the issuance of 453,926,139 shares of common stock, where at least 80.1% of the outstanding shares were distributed to holders of GE common stock in connection with the Spin-Off and GE retained up to 19.9% and (ii) the incurrence of $10.25 billion of indebtedness at an estimated weighted-average interest rate of 5.6%;

•	the impact of the Tax Matters Agreement entered into with GE in connection with the Spin-Off;

•

the impact of the Transition Services Agreement and other commercial agreements entered into with GE in connection with the Spin-Off (see “Related Person Transactions and Other Information” incorporated by reference from our 2023 proxy statement into our 2022 Form 10-K, which is incorporated by reference into this prospectus);

•	transaction and incremental income and costs incurred as an autonomous entity and specifically related to the Spin-Off;

•	other adjustments described in the notes to the unaudited pro forma condensed combined financial statements; and

•	management adjustments which consist of reasonably estimated transaction effects expected to occur.

The 2022 pro forma statement of income was prepared in accordance with Article 11 of Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (the “Final Rule”). The Final Rule became effective on January 1, 2021 and the 2022 pro forma statement of income herein is presented in accordance therewith. The 2022 pro forma statement of income is presented for informational purposes only and does not purport to represent what our results of operations actually would have been had the Pro Forma Transactions occurred on the dates indicated, or to project our financial performance for any future period. The 2022 pro forma statement of income is based on information and assumptions, which are described in the accompanying notes.

12

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

Our historical combined financial statements, which were the basis for the 2022 pro forma statement of income, were prepared on a carve-out basis as we did not operate as a stand-alone entity for the period presented. Accordingly, such financial information reflects an allocation of certain corporate costs, such as finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to GE HealthCare. See Note 1, “Organization and Basis of Presentation” and Note 17, “Related Parties” to the audited combined financial statements incorporated by reference into this prospectus for further information on the allocation of corporate costs.

The 2022 pro forma statement of income has been prepared to include transaction accounting (including the impact of changes to our legal entity structure resulting from the Spin-Off), autonomous entity and management adjustments to reflect the results of operations as if we were a stand-alone entity. Transaction adjustments have been presented to show the impact and associated cost as a result of the legal separation from GE, including the estimated expenses associated with the incurrence of indebtedness, transfer of additional pension and employee benefit obligations, and the Tax Matters Agreement. Autonomous entity adjustments have been presented to show the impact of items such as the Transition Services Agreement, lease arrangements with third parties and GE, and incremental costs expected to be incurred as an autonomous entity. In addition, we have provided a presentation of management adjustments that management believes are necessary to enhance an understanding of the pro forma effects of the transaction. Actual future costs incurred may differ from these estimates.

The 2022 pro forma statement of income shown below should be read in conjunction with the section in the Form 10-Q entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the section in the 2022 Form 10-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the section in the 2023 proxy statement entitled “Related Person Transactions and Other Information” as well as the audited combined financial statements and the unaudited condensed consolidated and combined financial statements, and the corresponding notes incorporated by reference into this prospectus. For factors that could cause actual results to differ materially from those presented in the 2022 pro forma statement of income, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

13

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2022

($ in millions except share and per share amounts)	Historical	Transaction Accounting Adjustments	Autonomous Entity Adjustments	Pro Forma
Sales of products	$12,044	$	$	$
Sales of services	6,297

Total revenues	18,341

Cost of products	7,975
Cost of services	3,187

Gross profit	7,179

Selling, general and administrative	3,631
Research and development	1,026

Total operating expenses	4,657

Operating income	2,522

Interest and other financial charges – net	77
Non-operating benefit (income) costs	(5)
Other (income) expense – net	(62)

Income from continuing operations before income taxes	2,512
Provision for income taxes	(563)

Net income from continuing operations	1,949
Income (loss) from discontinued operations, net of taxes	18

Net income	1,967
Net (income) loss attributable to noncontrolling interests	(51)

Net income attributable to GE HealthCare	$1,916	$	$	$

Earnings per share of common stock
Basic
Continuing operations				$
Discontinued operations

Basic earnings per share				$

Diluted
Continuing operations				$
Discontinued operations

Diluted earnings per share				$

Weighted-average number of common shares outstanding
Basic
Diluted

See accompanying notes to the unaudited pro forma condensed combined statement of income.

14

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

SELLING STOCKHOLDER

All of these shares of our common stock are currently held by GE.

GE may dispose of any or all of such common stock that it retained after the Spin-Off through one or more underwriters or broker-dealers (or affiliates thereof). GE may also dispose of any or all shares of such common stock through one or more exchanges for debt in accordance with the terms of the IRS private letter ruling received by GE in connection with the Spin-Off. If GE disposes of shares of our common stock through a debt-for-equity exchange, GE and a debt-for-equity exchange party will enter into an exchange agreement with respect to such shares. Under the exchange agreement, subject to certain conditions, a debt-for-equity exchange party, as principal for its own account, would exchange debt obligations of GE held by a debt-for-equity exchange party for shares of our common stock held by GE. In the event that a debt-for-equity exchange party is offering for sale shares of our common stock acquired pursuant to a debt-for-equity exchange, we will name such debt-for-equity exchange party as a selling stockholder in a prospectus supplement, and GE may also be deemed a selling stockholder in such an offering solely for U.S. federal securities laws purposes. See “Plan of Distribution (Conflicts of Interest)”.

Beneficial Owner

GE has, to our knowledge, sole investment power with respect to 90,331,302 shares of our common stock. Pursuant to a Stockholder and Registration Rights Agreement by and between us and GE, GE granted us a proxy to vote the shares of our common stock owned by GE in proportion to the votes cast by our other stockholders. As a result, GE does not exercise voting power over any of the shares of our common stock that it beneficially owns.

The table below provides information with respect to the beneficial ownership of our common stock, as of                 , 2023, by GE, which as of such date is a beneficial owner of more than 5% of our outstanding common stock. The information concerning the beneficial ownership of shares of common stock by GE included in this prospectus has been obtained from GE. As described above, the shares held by GE reflected in the table below may be sold by GE, or a different selling stockholder named in any prospectus supplement, as applicable, in one or more offerings described in this prospectus and any applicable prospectus supplement. GE may sell all, some or none of the shares of common stock beneficially owned by it, and therefore we cannot estimate either the number or the percentage of shares of common stock that will be beneficially owned by GE following any offering or sale hereunder.

As of                 , 2023,                 shares of our common stock are issued and outstanding. The percentage set forth in the table below is based on this share count.

	Number of Shares of Our Common Stock Beneficially Owned Before The Offering(s) Contemplated by this Prospectus			Number of Shares of Our Common Stock Beneficially Owned After The Offering(s) Contemplated by this Prospectus
Name of Beneficial Owner	Number of Shares	Percentage of our Common Stock Outstanding	Shares Contemplated Being Sold in The Offering(s) Contemplated by this Prospectus*	Number of Shares	Percentage of our Common Stock Outstanding
General Electric Company	90,331,302	19.9%	90,331,302	0	0%

*	Assumes the sale by GE of all shares of our common stock registered pursuant to this prospectus.

The address of GE is 5 Necco Street, Boston, MA 02210. For information regarding certain material relationships between GE and the Company, see “Related Person Transactions and Other Information” incorporated by reference from our 2023 proxy statement into our 2022 Form 10-K, which is incorporated by reference into this prospectus.

15

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of the material terms of our capital stock contained in our certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation or our bylaws. The summary is qualified in its entirety by reference to such documents, which you must read (along with the applicable provisions of Delaware law) for complete information on our capital stock. Our certificate of incorporation and bylaws are included as exhibits to the registration statement of which this prospectus forms a part.

General

Pursuant to our certificate of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. The Board may establish the rights and preferences of the preferred stock from time to time. As of                 , 2023, we had                 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Dividends

Holders of shares of our common stock are entitled to receive dividends when, as and if declared by the Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount, and payment of future dividends will depend on our financial condition, earnings, capital requirements, and debt service obligations, as well as legal requirements, regulatory constraints, industry practice, and other factors that the Board deems relevant. Additionally, the terms of the indebtedness we incurred in connection with the Spin-Off limit our ability to pay cash dividends. The Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy.”

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of our common stock do not have cumulative voting rights.

Other Rights

Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution, or winding-up, the holders of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid

The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable. The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our certificate of incorporation authorizes the Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. The Board may fix and determine the designations, powers, preferences and relative, participating, optional, or other rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

16

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

Certain Provisions of Delaware Law, Our Certificate of Incorporation, and Our Bylaws

Certificate of Incorporation and Bylaws

Certain provisions in our certificate of incorporation and our bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

•

Vacancies. Our certificate of incorporation provides that any vacancies created on the Board resulting from any increase in the authorized number of directors and any vacancies in the Board resulting from death, retirement, disqualification, resignation, removal from office, or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy on the Board will hold office for a term expiring at the next annual meeting of stockholders and until his or her successor is duly elected and qualified.

•

Blank Check Preferred Stock. Our certificate of incorporation authorizes the Board to issue, without any further vote or action by the stockholders, up to 100,000,000 shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designations, powers (including voting powers), preferences, and relative participating, optional, or other rights, if any, and any qualifications, limitations, or restrictions, if any, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

•

No Stockholder Action by Written Consent. Our certificate of incorporation expressly excludes the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

•

Special Stockholder Meetings. Our bylaws provide that the Board or a stockholder of record who is acting on behalf of one or more beneficial owners who collectively hold at least 25% of our outstanding shares is able to call a special meeting of stockholders.

•

Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our bylaws, stockholders of record are able to nominate persons for election to the Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. In the case of annual meetings, proper notice must be given between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting; however, if (A) the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting, (B) no annual meeting was held during the prior year, or (C) with respect to the first annual meeting after the Spin-Off, the notice by the stockholder to be timely must be received (1) no earlier than 120 days before such annual meeting and (2) no later than the later of 90 days before such annual meeting and the tenth day after the earlier of the day on which the notice of such annual meeting was first made by mail or public disclosure. In the case of special meetings, proper notice must be given no earlier than 120 days prior to the relevant meeting and no later than the later of 90 days prior to such meeting and the tenth day after the earlier of the day on which the notice of such annual meeting was first made by mail or public disclosure. Such notice must include information specified in the bylaws with respect to each stockholder nominating persons for election to the Board or proposing other business and certain related persons, information with respect to such person’s nominees to the Board (if applicable), and certain representations and undertaking relating to the nomination or proposal, in each case as specified in our bylaws.

•

Proxy Access. Our bylaws allow one or more stockholders (up to 20, collectively), owning at least 3% of our outstanding shares continuously for at least three years, to nominate for election to the Board

17

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

and to be included in our proxy materials up to the greater of two individuals or 20% of the Board, only by sending proper notice to our secretary.

•

Cumulative Voting. Delaware General Corporation Law (the “DGCL”) provides that stockholders are denied the right to cumulate votes in the election of directors unless a company’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

•

Amendments to Certificate of Incorporation and Bylaws. The DGCL provides that the affirmative vote of holders of a majority of a company’s voting stock then outstanding is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation specifies a higher threshold. Our certificate of incorporation does not provide for a higher threshold. The DGCL also provides that a board of directors may be granted authority to amend a corporation’s bylaws if so stated in the corporation’s certificate of incorporation, and our certificate of incorporation provides that the Board may amend our bylaws. Under the DGCL, stockholders also have the power to amend bylaws, and our bylaws provide that they may be amended by the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Delaware law authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties as directors or officers, as applicable, and our certificate of incorporation includes such an exculpation provision. Our bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of GE HealthCare, or for serving at our request as a director, officer, employee, or agent at another corporation or enterprise, as the case may be. Our bylaws also provide that we must indemnify and advance expenses to our directors, officers, and employees, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

The limitation of liability and indemnification provisions that are included in our certificate of incorporation and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, investment in our common stock may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers, or employees for which indemnification is sought.

Exclusive Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty

18

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

owed by any current or former director, officer, employee, agent, or stockholder to us or our stockholders, any action asserting a claim arising pursuant to the DGCL, the certificate of incorporation, or the bylaws, or any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery within the State of Delaware lacks jurisdiction over such action or proceeding, the action may be brought in another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then in the United States District Court for the District of Delaware. Additionally, our certificate of incorporation states that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act, or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company.

Listing

Our common stock is listed on Nasdaq under the symbol “GEHC.”

19

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The selling stockholder identified in this prospectus or applicable prospectus supplement may offer, from time to time, up to an aggregate of 90,331,302 shares of our common stock. We are registering such shares, which are currently owned by GE, under the terms of a Stockholder and Registration Rights Agreement between us and GE. We will not receive any of the proceeds from the sale of such shares of our common stock by the selling stockholder. We are not selling any shares of our common stock under this prospectus.

The selling stockholder may sell all or a portion of the shares of our common stock described in this prospectus from time to time in the future directly to purchasers, including pursuant to a debt-for-equity exchange, or through underwriters or broker-dealers (or affiliates thereof), who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers of the shares. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

If GE disposes of the shares of our common stock through a debt-for-equity exchange, it is expected that GE and a debt-for-equity exchange party will enter into an exchange agreement. Under the exchange agreement, subject to certain conditions, a debt-for-equity exchange party, as principal for its own account, would exchange debt obligations of GE held by a debt-for-equity exchange party for shares of our common stock held by GE. In the event that a debt-for-equity exchange party is offering for sale shares of our common stock acquired pursuant to a debt-for-equity exchange, we will name such debt-for-equity exchange party as a selling stockholder in a prospectus supplement, and references to the “selling stockholder” shall apply to a debt-for-equity exchange party. GE may also be deemed a selling stockholder in such an offering solely for U.S. federal securities laws purposes.

In the event that a debt-for-equity exchange party is offering for sale shares of our common stock acquired pursuant to a debt-for-equity exchange, such debt-for-equity exchange party named in an applicable prospectus supplement, which would act as an underwriter in the contemplated offering, would receive 5% or more of the net proceeds of such offering as the selling stockholder, and such debt-for-equity exchange party named in such prospectus supplement would be deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, the contemplated offering would be conducted in compliance with the requirements of Rule 5121. The appointment of a “qualified independent underwriter” would not be required in connection with such an offering because a “bona fide public market,” as defined in Rule 5121, exists for our common stock. In accordance with FINRA Rule 5121, a debt-for-equity exchange party named in such prospectus supplement would not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

The shares of our common stock may be sold in one or more transactions on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. Additionally, the selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. The selling stockholder may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, including, Nasdaq in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market;

•	through the writing or settlement of options or other hedging transactions, whether the options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

20

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	debt-for-equity exchanges;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus forms a part;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•

any other method permitted pursuant to applicable law. In addition, any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act or under Section 4(a)(1) of the Securities Act may be sold under such rules rather than pursuant to this prospectus or a prospectus supplement, subject to any restriction on transfer contained in the Stockholder and Registration Rights Agreement between us and GE.

If the selling stockholder uses an underwriter or underwriters for any offering, we will name them, and set forth the terms of the offering, in a prospectus supplement pertaining to such offering and, except to the extent otherwise set forth in such prospectus supplement, the selling stockholder will agree in an underwriting agreement to sell to the underwriters, and the underwriters will agree to purchase from the selling stockholder, the number of shares of our common stock set forth in such prospectus supplement. Any such underwriters may offer the shares of our common stock from time to time for sale in one or more transactions on Nasdaq, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

The underwriters may also propose initially to offer the shares of our common stock to the public at a fixed public offering price set forth on the cover page of the applicable prospectus supplement. The underwriters may be granted an option, exercisable for 30 days after the date of the applicable prospectus supplement, to purchase additional shares from the selling stockholder. In connection with an underwritten offering, we, our directors and officers, and/or other holders of our common stock may agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock for a period of time after such offering. Except as otherwise set forth in a prospectus supplement, any underwritten offering pursuant to this prospectus will be underwritten by one, several or all of the following financial institutions:                 . We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

In connection with an underwritten offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A covered short position is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the

21

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. Naked short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the consummation of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

The selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging the positions they assume. The selling stockholder may also sell short the shares and deliver common stock to close out short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus and the applicable prospectus supplement, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus and the applicable prospectus supplement. The selling stockholder also may transfer and donate the shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and the applicable prospectus supplement.

The aggregate proceeds to the selling stockholder from the sale of the shares of our common stock will be the purchase price of the shares less discounts and commissions, if any.

In offering the shares of our common stock covered by this prospectus and the applicable prospectus supplement, the selling stockholder and any broker-dealers who execute sales for the selling stockholder may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling stockholder and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Any selling stockholder who is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the shares of our common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares are registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares of our common stock pursuant to this prospectus and the applicable prospectus supplement and to the activities of the selling stockholder. In addition, we will make copies of this prospectus and the applicable prospectus supplement available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

22

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

There can be no assurance that the selling stockholder will sell any or all of the common stock registered pursuant to the registration statement of which this prospectus forms a part.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling stockholder, the aggregate amount of shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholder and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

We have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and certain fees) in connection with the registration and sale of the shares of our common stock covered by this prospectus and the applicable prospectus supplement. Agents and underwriters may be entitled to indemnification by us and the selling stockholder against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters and their respective affiliates may engage in transactions with, or perform services for us in the ordinary course of business for which they may receive customary fees and reimbursement of expenses.

The estimated offering expenses payable by us, in addition to any underwriting discounts and certain fees that will be paid by the selling stockholder, will be described in the applicable prospectus supplement.

23

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our common stock offered by this prospectus, but does not purport to be a complete analysis of all potential U.S. federal income tax effects.

The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the “IRS,” in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that acquire our common stock in this offering and hold it as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our common stock;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt entities or governmental entities;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•

persons that at any time own (or are deemed to own) or have (or are deemed to have) owned more than five percent (by vote or value) of our common stock (except to the extent specifically set forth below); and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

24

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships considering an investment in our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER OTHER U.S. FEDERAL (INCLUDING ESTATE OR GIFT TAXES) TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes. A “United States person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

Any distributions of cash or property (other than certain pro rata distributions of our stock) on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock (determined separately with respect to each share of our common stock), but not below zero. Any excess will be treated as gain from the disposition of our common stock, the tax treatment of which is described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to the applicable withholding agent a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty and the availability of a refund on any excess U.S. federal tax withheld.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to

25

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

a United States permanent establishment), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a suitable successor or substitute form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to United States persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

The foregoing discussion is subject to the discussion below under “—Information Reporting and Backup Withholding” and “—Additional Withholding Tax on Payments Made to Foreign Accounts.”

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a United States real property interest, or USRPI, by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to United States persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items.

An individual Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale or other disposition, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are or become a USRPHC, however, as long as our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market during the calendar year in which the sale or other disposition occurs, such common stock will be treated as USRPIs only in the case of a Non-U.S. Holder that actually or constructively holds more than 5% of our common stock at any time during the shorter of the five-year period preceding the date of disposition of, or such Non-U.S. Holder’s holding period for, our common stock so disposed.

26

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI or other applicable IRS form, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld.

In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through a non-U.S. office of a U.S. broker or a non-U.S. broker with specified connections to the United States generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker without specified connections to the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and the rules and regulations promulgated thereunder (commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), regardless of whether such recipient is acting as an intermediary or a beneficial owner, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

27

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

EXPERTS

The financial statements of GE HealthCare Technologies Inc. as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The combined financial statements of GE HealthCare Technologies Inc. (a carve-out business of General Electric Company) for the year ended December 31, 2020, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the common stock being offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP. GE is being represented in connection with any offering by Paul, Weiss, Rifkind, Wharton & Garrison LLP. Certain legal matters in connection with any offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP or such other counsel as is named in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus is part of the registration statement but the registration statement includes additional information and exhibits. We file annual, quarterly and special reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is www.sec.gov.

Our SEC filings are also available to the public free of charge on the investor relations portion of our website located at https://investor.gehealthcare.com. Information on, or accessible through, our website is not incorporated by reference herein and is not otherwise intended to be part of this prospectus.

28

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus certain information we have filed with the SEC. This means that we disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Unless specifically listed below, the information contained on the SEC website is not intended to be incorporated by reference in this offering memorandum and you should not consider that information a part of this prospectus. We incorporate by reference the documents listed below (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 15, 2023;

•

the portions of Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 5, 2023, that are incorporated by reference into Part III of the Annual Report on Form 10-K for the year ended December 31, 2022; and

•

our Current Reports on Form 8-K filed with the SEC on January  4, 2023, January  10, 2023 (other than information furnished under Items 2.02 and 7.01 and exhibits related thereto), February  3, 2023, February  24, 2023, March  3, 2023 and March 24, 2023.

Any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in any prospectus supplement or free writing prospectus provided to you by us modifies or supersedes the original statement.

The reports and documents incorporated by reference into this prospectus are available to the public free of charge on the investor relations portion of our website located at https://investor.gehealthcare.com.

We also hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the reports or documents that has been incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address or telephone number:

GE HealthCare Technologies Inc.

500 W. Monroe Street

Chicago, Illinois 60661

Attention: Investor Relations

29

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

Up to 90,331,302 Shares

GE HealthCare Technologies Inc.

Common Stock

PROSPECTUS

                , 2023

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses in connection with the offering described in this registration statement. All expenses incurred with respect to the registration of the common stock will be borne by us. All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$
Printing Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous Expenses
Total	$

Item 14.	Indemnification of Directors and Officers.

Delaware law authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties as directors or officers, as applicable, and our certificate of incorporation includes such an exculpation provision. Our bylaws include provisions that indemnify, to the fullest extent allowable under the Delaware General Corporation Law (“DGCL”), the personal liability of directors or officers for monetary damages for actions taken as a director or officer of the Company, or for serving at our request as a director, officer, employee, or agent at another corporation or enterprise, as the case may be. Our bylaws also provide that we must indemnify and advance expenses to our directors, officers, and employees, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

The limitation of liability and indemnification provisions that are included in our certificate of incorporation and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers, or employees for which indemnification is sought.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

We currently maintain insurance policies which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the Company.

We have entered into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

II-1

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

Item 15.	Recent Sales of Unregistered Securities.

GE Healthcare Holding LLC was formed as a Delaware limited liability corporation on May 16, 2022 for the purpose of receiving, pursuant to a reorganization, all of the assets of GE HealthCare. On May 16, 2022, GE Healthcare Holding LLC issued 100 shares representing the limited liability interests in GE Healthcare Holding LLC, par value $0.01 per share, to GE for an aggregate consideration of $1.00. Such shares of common stock were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering. No underwriters were involved in the transaction.

On December 29, 2022, GE Healthcare Holding LLC converted into a Delaware corporation pursuant to a statutory conversion and was renamed GE HealthCare Technologies Inc. On January 3, 2023, GE completed the previously announced spin-off of GE HealthCare Technologies Inc.

Item 16.	Exhibits, Financial Statements and Financial Statement Schedules.

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial statement schedules

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the financial statements and related notes thereto incorporated by reference herein.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

II-2

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-3

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

Exhibit Description

1.1	Form of Underwriting Agreement.*

2.1	Separation and Distribution Agreement, dated November 7, 2022, by and between General Electric Company and the Registrant, as amended (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 4, 2023).†

3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 29, 2022).

3.2	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 29, 2022).

4.1	Base Indenture, dated as of November 22, 2022, among GE HealthCare Holding LLC, General Electric Company, as guarantor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 of General Electric Company’s Current Report on Form 8-K filed with the SEC on November 23, 2022).

4.2	First Supplemental Indenture, dated as of November 22, 2022, between GE HealthCare Holding LLC and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 of General Electric Company’s Current Report on Form 8-K filed with the SEC on November 23, 2022).

4.3	Registration Rights Agreement, dated as of November 22, 2022, among GE HealthCare Holding LLC, BofA Securities, Inc., and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 4.3 of General Electric Company’s Current Report on Form 8-K filed with the SEC on November 23, 2022).

5.1	Opinion of Gibson, Dunn & Crutcher LLP.*

10.1	Transition Services Agreement, dated January 2, 2023, by and between General Electric Company and the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 4, 2023).†

10.2	Tax Matters Agreement, dated January 2, 2023, by and between General Electric Company and the Registrant (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 4, 2023).†

10.3	Employee Matters Agreement, dated January 2, 2023, by and between General Electric Company and the Registrant (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 4, 2023).

10.4	Trademark License Agreement, dated December 31, 2022, by and between General Electric Company and GE HealthCare Imaging Holding Inc. (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 4, 2023).†

10.5	Real Estate Matters Agreement, dated January 2, 2023, by and between General Electric Company and the Registrant (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 4, 2023).

10.6	Stockholder and Registration Rights Agreement, dated January 2, 2023, by and between General Electric Company and the Registrant (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed with the SEC on January 4, 2023).†

10.7	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registrant’s Form 10 filed with the SEC on October 11, 2022).

10.8	Term Loan Agreement, dated as of November 4, 2022, by and among GE HealthCare Holding LLC, as the borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.8 to the Registrant’s Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).

II-4

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

Exhibit Description

10.9	364-Day Revolving Credit Agreement, dated as of November 4, 2022, by and among GE HealthCare Holding LLC, as the borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.9 to the Registrant’s Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).

10.10	Credit Agreement, dated as of November 4, 2022, by and among the Registrant, as the borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.10 to the Registrant’s Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).

10.11	GE HealthCare 2023 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 15, 2023).

10.12	GE HealthCare Mirror 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form S-1 filed with the SEC on December 14, 2022).

10.13	GE HealthCare Mirror 2007 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 of the Registrant’s Registration Statement on Form S-1 filed with the SEC on December 14, 2022).

10.14	GE HealthCare Mirror 1990 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 of the Registrant’s Registration Statement on Form S-1 filed with the SEC on December 14, 2022).

10.15	Offer Letter with Peter J. Arduini, dated June 15, 2021 (incorporated by reference to Exhibit 10.15 to the Registrant’s Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).

10.16	Amended Offer Letter with Peter J. Arduini, dated November 16, 2022 (incorporated by reference to Exhibit 10.16 to the Registrant’s Amendment No. 2 to Form 10 filed with the SEC on November 18, 2022).

10.17	Settlement Agreement with Kieran Murphy, dated December 21, 2021 (incorporated by reference to Exhibit 10.16 to the Registrant’s Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).

10.18	Performance Share Grant Agreement for H. Lawrence Culp, Jr., dated August 18, 2020 (incorporated by reference to Exhibit 10.17 to the Registrant’s Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).

10.19	Notice of Adjustment to the Performance Share Grant Agreement for H. Lawrence Culp, Jr., effective July 30, 2021 (incorporated by reference to Exhibit 10.18 to the Registrant’s Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).

10.20	Performance Stock Unit Grant Agreement for Peter J. Arduini, dated February 23, 2022 (incorporated by reference to Exhibit 10.19 to the Registrant’s Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).

10.21	GE HealthCare Annual Executive Incentive Plan (incorporated by reference to Exhibit 10.20 to the Registrant’s Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).

10.22	GE HealthCare Restoration Plan (incorporated by reference to Exhibit 10.21 to the Registrant’s Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).

10.23	GE HealthCare Founders Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2023).

10.24	GE HealthCare Founders Stock Option Grant Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2023).

10.25	Global Addendum (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2023).

II-5

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

Exhibit Description

10.26	One GE HealthCare Annual Bonus Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2023).

10.27	GE HealthCare Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 3, 2023).

10.28	GE HealthCare Stock Option Grant Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 3, 2023).

10.29	GE HealthCare Performance Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 3, 2023).

10.30	GE HealthCare US Severance and Change in Control Plan for CEO and Leadership Team (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 24, 2023).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 15, 2023).

23.1	Consent of Deloitte & Touche LLP.*

23.2	Consent of KPMG LLP.*

23.3	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).*

24.1	Power of Attorney (contained on signature page hereto).

107	Filing Fee Table.*

†

Certain portions of this exhibit have been redacted pursuant to Item 601(b)(2)(ii) and Item 601(b)(10)(iv) of Regulation S-K, as applicable. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

*	To be filed by amendment.

II-6

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on                 , 2023.

GE HealthCare Technologies Inc.

By:
Name:
Title:

KNOW ALL PERSONS BY THESE PRESENTS, that each director whose signature appears below constitutes and appoints                 and                 , and each of them, his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on                 , 2023.

Signature	Title	Date

Peter J. Arduini	Chief Executive Officer and Director (Principal Executive Officer)

Helmut Zodl	Chief Financial Officer (Principal Financial Officer)

George A. Newcomb	Chief Accounting Officer (Principal Accounting Officer)

H. Lawrence Culp, Jr.	Chairman of the Board of Directors

Rodney F. Hochman	Director

Lloyd W. Howell, Jr.	Director

Risa Lavizzo-Mourey	Director

Catherine Lesjak	Director

II-7

Confidential Treatment Requested by GE HealthCare Technologies Inc.

Pursuant to 17 C.F.R. § 200.83

Anne T. Madden	Director

Tomislav Mihaljevic	Director

William J. Stromberg	Director

Phoebe L. Yang	Director

II-8